Exhibit 99.2

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Contents

Page
Interim Unaudited Consolidated Income Statement	1
Interim Unaudited Consolidated Statement of Comprehensive Income	2
Interim Unaudited Consolidated Balance Sheet	3
Interim Unaudited Consolidated Statement of Changes in Equity	4-5
Interim Unaudited Consolidated Cash Flow Statement	6
Unaudited Notes to the interim financial statements	7-28

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Interim Unaudited Consolidated Income Statement
for the 6 month period ended 28 February 2015

		6 months ended 28 February
	Note	2014 $m	2015 $m
Revenue	3	271.9	318.3
Cost of sales		(157.9)	(188.6)

Gross profit		114.0	129.7
Selling, general and administrative expenses*		(41.8)	(58.4)
Depreciation		(0.5)	(0.4)
Amortisation		(4.9)	(7.0)
Exceptional items		(2.5)	(2.7)

Total selling, general and administrative expenses		(49.7)	(68.5)

Operating profit		64.3	61.2
Finance income	5	1.1	1.3
Finance expense	5	(34.1)	(14.6)

Net financing expense		(33.0)	(13.3)

Profit from continuing operations before taxation		31.3	47.9
Income tax expense	6	(13.2)	(13.2)

Profit for period		18.1	34.7

Profit attributable to:
— Owners of the parent		18.1	34.4
— Non-controlling interests		—	0.3

Profit for period		18.1	34.7

Earnings per share from continuing operations attributable to equity holders of the company during the period (express in $ per share):
Basic earnings per share	20	0.24	0.35

Diluted earnings per share	20	0.24	0.35

*
Excludes depreciation, amortisation and exceptional items.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Interim Unaudited Consolidated Statement of Comprehensive Income
for the 6 month period ended 28 February 2015

		6 months ended 28 February
	Note	2014 $m	2015 $m
Profit for the period from continuing operations		18.1	34.7

Other comprehensive loss
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans		(0.4)	(4.6)
Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences		(3.2)	(22.3)

Other comprehensive loss for the period, net of income tax		(3.6)	(26.9)

Total comprehensive income for the period		14.5	7.8

Attributable to:
— Owners of the parent		14.5	7.5
— Non-controlling interests		—	0.3

Total comprehensive income for the period		14.5	7.8

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Interim Unaudited Consolidated Balance Sheet
as at 28 February 2015

	Note	28 February 2014 $m	31 August 2014 $m	28 February 2015 $m
Non-current assets
Property, plant and equipment	7	106.8	140.1	149.0
Intangible assets	8	766.2	801.5	951.5
Investments in jointly controlled entities		0.5	0.5	0.5
Trade and other receivables		14.1	9.2	30.6
Deferred tax assets		20.0	20.9	19.9

		907.6	972.2	1,151.5

Current assets
Tax receivable		—	1.6	0.7
Trade and other receivables		61.4	94.8	55.2
Cash and cash equivalents		102.9	166.2	97.3

		164.3	262.6	153.2

Total assets		1,071.9	1,234.8	1,304.7

Current liabilities
Other interest-bearing loans and borrowings	9	(38.0)	(23.2)	(53.4)
Trade and other payables		(241.9)	(387.7)	(374.6)
Provisions for other liabilities and charges	11	(3.7)	(0.5)	(0.7)
Current tax liabilities		(5.1)	(1.7)	(8.2)

		(288.7)	(413.1)	(436.9)

Non-current liabilities
Other interest-bearing loans and borrowings	9	(627.0)	(499.2)	(497.1)
Other payables		(53.3)	(55.9)	(77.5)
Retirement benefit obligations	10	(21.4)	(25.8)	(26.1)
Provisions for other liabilities and charges	11	(5.0)	(1.2)	(1.3)
Deferred tax liabilities		(35.3)	(45.5)	(61.8)

		(742.0)	(627.6)	(663.8)

Total liabilities		(1,030.7)	(1,040.7)	(1,100.7)

Net assets		41.2	194.1	204.0

Equity attributable to equity holders of the parent
Share capital		67.5	1.0	1.0
Share premium		260.3	597.1	597.1
Other reserves		7.4	10.3	11.5
Currency translation reserve		6.6	(1.1)	(23.4)
Shareholders' deficit		(300.6)	(413.2)	(382.2)

		41.2	194.1	204.0
Non-controlling interest		—	—	0.0

Total Shareholders' funds		41.2	194.1	204.0

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Interim Unaudited Consolidated Statement of Changes in Equity
for the 6 month periods ended 28 February 2014

	Attributable to owners of the parent
	Share capital $m	Share premium $m	Other reserves $m	Currency translation reserve $m	Share- holder's deficit $m	Total parent equity $m	Non- controlling Interest $m	Total Equity $m
Balance at 1 September 2013	67.5	256.5	6.9	9.8	(320.7)	20.0	—	20.0

Total comprehensive income for the period
Profit for the period	—	—	—	—	18.1	18.1	—	18.1
Remeasurement of retirement benefit obligations	—	—	—	—	(0.4)	(0.4)	—	(0.4)
Other comprehensive income	—	—	—	(3.2)	—	(3.2)	—	(3.2)

Total comprehensive (loss)/income for the period	—	—	—	(3.2)	17.7	14.5	—	14.5

Transactions with owners, recorded directly in equity
Equity-settled share based payment transactions	—	—	—	—	2.4	2.4	—	2.4
Proceeds from shares issued	—	3.8	—	—	—	3.8	—	3.8
Debentures issued	—	—	0.5	—	—	0.5	—	0.5

Total contributions by and distributions to owners	—	3.8	0.5	—	2.4	6.7	—	6.7

Balance at 28 February 2014	67.5	260.3	7.4	6.6	(300.6)	41.2	—	41.2

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Interim Unaudited Consolidated Statement of Changes in Equity
for the 6 month periods ended 28 February 2015

	Attributable to owners of the parent
	Share capital $m	Share premium $m	Other reserves $m	Currency translation reserve $m	Shareholder's deficit $m	Total parent equity $m	Non- controlling Interest $m	Total Equity $m
Balance at 1 September 2014	1.0	597.1	10.3	(1.1)	(413.2)	194.1	—	194.1

Total comprehensive income for the period
Profit for the period	—	—	—	—	34.4	34.4	0.3	34.7
Remeasurement of retirement benefit obligations	—	—	—	—	(4.6)	(4.6)	—	(4.6)
Other comprehensive loss	—	—	—	(22.3)	—	(22.3)	—	(22.3)

Total comprehensive (loss)/ income for the period	—	—	—	(22.3)	29.8	7.5	0.3	7.8

Transactions with owners, recorded directly in equity
Equity-settled share based payment transactions	—	—	—	—	1.2	1.2	—	1.2
Acquisition of non-controlling interest	—	—	—	—	—	—	(0.3)	(0.3)
Debentures issued	—	—	1.2	—	—	1.2	—	1.2

Total contributions by and distributions to owners	—	—	1.2	—	1.2	2.4	(0.3)	2.1

Balance at 28 February 2015	1.0	597.1	11.5	(23.4)	(382.2)	204.0	0.0	204.0

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Interim Unaudited Consolidated Cash Flow Statement
for the 6 month period ended 28 February 2015

	6 months ended 28 February
	Note	2014 $m	2015 $m
Cash flows from operating activities
Profit for the period before taxation		31.3	47.9
Adjustments for:
Depreciation and amortisation	4	15.6	21.8
Difference between pension contributions paid and amounts recognised in the income statement		(2.9)	(3.0)
Net financial expense	5	33.0	13.3
Rent adjustment		—	(1.4)
Share-based payment		2.4	1.2
Loss on sale of property, plant and equipment		—	0.3
Foreign exchange losses/(gains) on operating activities		(4.6)	5.1

		74.8	85.2
Decrease in trade and other receivables		20.4	45.1
Decrease in trade and other payables*		(116.3)	(175.7)

Cash used in operations		(21.1)	(45.4)

Interest paid		(33.8)	(12.5)
Tax paid		(13.1)	(8.6)

Net cash consumed in operating activities		(68.0)	(66.5)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired		—	3.3
Acquisition of property, plant and equipment		(14.9)	(24.2)
Purchases of intangible assets		(0.3)	—
Interest received		0.9	1.2

Net cash used in investing activities		(14.3)	(19.7)

Cash flows from financing activities
Proceeds from share issuance		3.8	0.0
Repayment of borrowings		(8.7)	(2.6)
Debenture issued		3.7	1.8
Equity Dividends paid		—	0.0
Proceeds from borrowings		12.0	30.1

Net cash generated from financing activities		10.8	29.3

Net decrease in cash and cash equivalents		(71.5)	(56.9)
Cash and cash equivalents at 1 September		171.1	166.2
Effect of exchange rate fluctuations on cash held		3.3	(12.0)

Cash and cash equivalents at 28 February		102.9	97.3

*
The principal non-cash transaction is the liability related to the purchase consideration for the acquisition detailed in note 2.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015
(forming part of the financial statements)

1    Accounting policies

General information

        Nord Anglia Education, Inc. ("the Company") is an exempt limited liability company incorporated in the Cayman Islands on 14 December 2011 under Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of the registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

        The main activities of the Company and its subsidiaries (together "the Group") are the operation of Premium Schools worldwide.

  1.1    Basis of preparation

        The Group consolidated interim financial statements consolidate the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in jointly controlled entities.

        The Group consolidated interim financial statements have been prepared in accordance with International Accounting Standard ('IAS') 34 'Interim financial reporting' as issued by the International Accounting Standards Board ('IASB'). The Group consolidated interim financial statements should be read in conjunction with the Group's financial statements for the balance sheet period ended 31 August 2014 and 31 August 2013 and the three years then ended which are included as an exhibit in the form 6-K which will be incorporated by reference in the Form F-3.

        The Group consolidated interim financial statements are prepared on a going concern basis. Although the current liabilities exceed current assets by $283.7 million the main reason for this is the receipt of tuition fees in advance of the school year generating deferred income which is not considered to be a cash cost in the coming year due to the low historical redemption rates by students.

        The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement that the Group has adequate resources at its disposal to continue its operations for the foreseeable future.

        The unaudited condensed interim Consolidated Financial Statements have been authorised for issue by the Board of Directors at its meeting held on 28 May 2015.

  1.2    Accounting policies and estimates

        The Group consolidated interim financial statements have been prepared applying the same accounting policies, significant judgements made by management in applying them, and key sources of estimation uncertainty applied by the Group that were used in the Nord Anglia Education, Inc. statutory financial statements for the year ended 31 August 2014 included as an exhibit in the Form 6-K, except for taxes on income in the interim periods which are accrued using the tax rate that would be applicable to expected total annual earnings in each tax jurisdiction.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

1    Accounting policies (Continued)

  1.2    Accounting policies and estimates (Continued)

        The Group has revised its 6 months period ended 28 February 2014 Interim Consolidated Income Statement to adopt a change in accounting policy for the presentation of expenses in respect of Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools. These expenses are now treated as a direct cost and are included in cost of sales. Previously, such expenses were recognized as part of selling and administrative expenses. We consider this new policy to be more in line with market practice and will apply this policy to retrospective comparative periods.

	As previously reported	As revised
	6 months ended 28 February 2014
			Difference $m
	$m	$m
Cost of sales	(124.6)	(157.9)	(33.3)
Gross profit	147.3	114.0	(33.3)
Selling, general and administrative expenses*	(64.9)	(41.8)	23.1
Depreciation	(10.7)	(0.5)	10.2
Amortisation	(4.9)	(4.9)	—
Exceptional items	(2.5)	(2.5)	—
Total selling, general and administrative expenses	(83.0)	(49.7)	—
Operating profit	64.3	64.3	—

        The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of these consolidated interim financial statements deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. There have been no significant changes in the bases upon which estimates have been determined compared to those applied at 31 August 2014, and no change in estimate has had a material effect on the current period.

        Goodwill held in the Group's balance sheet is tested annually for impairment at the year end. No circumstances have arisen in the six months ended 28 February 2015 which indicate additional impairment testing is required.

        The Group had no material or unusual share based payment transactions for the six months ended 28 February 2015. Full details of share based payment arrangements were provided in the revised Group statutory financial statements for the year ended 31 August 2014 included in Form 6-K.

  1.3    Recent accounting pronouncements

        There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group other than amendments disclosed in the Nord Anglia

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

1    Accounting policies (Continued)

  1.3    Recent accounting pronouncements (Continued)

Education, Inc. revised Group statutory financial statements for the year ended 31 August 2014 included in Form 6-K.

  1.4    Functional and presentational currency

        Items included in the financial statements of each of the Group's subsidiary undertakings are measured using the currency of the primary economic environment in which the subsidiary undertaking operates (the 'functional currency').

        The Group financial statements are presented in US Dollars.

2    Business Combinations

Acquisition of BIS Limited

        On 1 January 2015, the Group gained control of British International Schools Group, Vietnam ("BIS Vietnam"). The Group acquired BIS Vietnam so as to continue the expansion of the Group's activities in Premium Schools internationally. The acquisition has been accounted for using the acquisition method.

        The directors have assessed the requirements of IFRS 10 'Consolidated Financial Statements' and are satisfied that the definition of control was met on 1 January 2015, in respect to the acquisition of BIS Limited. The Sale and Purchase agreement along other legal documentation allowed the Group the rights and power to direct and manage the activities of BIS Limited from 1 January 2015, and those rights were exercised from 1 January 2015. The aforementioned arrangements and activities provided a direct link to the returns generated by the Group from that date.

        The net assets recognised in the 28 February 2015 interim financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the assets acquired from BIS Vietnam but this valuation has not yet been completed.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

2    Business Combinations (Continued)

        The fair values of the identifiable assets and liabilities of BIS Vietnam as at the date of acquisition were:

Total $m
Non-current assets
Customer relations	100.5
Computer software	0.3
Property, plant and equipment	8.9
Other receivables	20.5
Current assets
Trade and other receivables	5.5
Cash and cash equivalents	3.3
Current liabilities
Trade and other payables	(39.4)
Current tax liabilities	(0.3)
Non-current liabilities
Other payables	(1.7)
Deferred tax liabilities	(20.1)

Total net identifiable assets at fair value	(23.0)
Goodwill arising on acquisition (provisional)	77.0
Non-controlling interest	0.3

Purchase consideration	154.8

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary (included in cash flows from investing activities)	3.3
Cash paid	—

Net cash inflow	3.3

        Had this business combinations been effected at 1 September 2014, the unaudited proforma revenue of the Group from continuing operations would have been $35.5 million, and the unaudited proforma profit for the year from continuing operations would have been $11.2 million.

3    Operating segmental information

        The Group's reporting segments are determined based on the Group's internal reporting to the Chief Operating Decision Maker ('CODM'). The CODM has been determined to be the Executive Committee ('EXCO') as it is primarily responsible for the allocation of resources to segments and the

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

3    Operating segmental information (Continued)

assessment of performance of the segments. The CODM considers the principal activities of the Group to be:

  •
  Premium schools and associated activities in:

  –
  China—People's Republic of China and Hong Kong SAR;

  –
  Europe—Switzerland, Slovakia, Hungary, Czech Republic, Spain, Poland;

  –
  Middle East/South East Asia ('ME/SEA')—United Arab Emirates, Qatar, Thailand, Singapore, Cambodia, Vietnam; and

  –
  North America—United States of America.

  •
  Other—being the learning service business and Central & Regional head office costs.

        The CODM uses revenue and Adjusted EBITDA before exceptional items, as reviewed at monthly EXCO meetings, as the key measure of the segments' results as it reflects the segments' underlying trading performance for the financial year under evaluation. Revenue and Adjusted EBITDA before exceptional items is a consistent measure within the Group.

        Segment Adjusted EBITDA before exceptional expenses ('Adjusted EBITDA') is an adjusted measure of operating profit and measures the performance of each segment before the impact of interest, tax, depreciation, amortisation, impairment, exceptional items & other management exceptional items, exchange gain/(loss) and loss on disposal of property, plant and equipment.

        The segment results, the reconciliation of the segment measures to the respective statutory items included in the consolidated income statement, the segment assets and other segment information are as follows:

2014	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Revenue	96.7	79.9	46.0	40.7	8.6	271.9

Adjusted EBITDA	46.3	18.6	12.4	15.5	(11.4)	81.4

Adjusted EBITDA margin	47.9%	23.3%	27.0%	38.1%	(132.6)%	29.9%

2015	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Revenue	107.1	77.4	84.4	42.6	6.8	318.3

Adjusted EBITDA	51.6	15.7	23.4	15.1	(14.0)	91.8

Adjusted EBITDA margin	48.2%	20.3%	27.7%	35.4%	(205.9)%	28.8%

        The entity is domiciled in the Cayman Islands. The result of its externally generated revenues during the period is $nil (2014: $nil).

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

3    Operating segmental information (Continued)

Reconciliation of Adjusted EBITDA to profit after tax

2014	China $m	Europe $m	ME/SEA $m	North America $m	Others $m	Total $m
Adjusted EBITDA	46.3	18.6	12.4	15.5	(11.4)	81.4
Adjustments:
Exceptional items (see note 4a)	(0.1)	(0.5)	(0.2)	(0.3)	(1.4)	(2.5)
Other management exceptional items	—	—	(0.1)	—	(3.5)	(3.6)
Exchange gain/(loss)	(0.0)	(0.0)	0.0	(0.0)	4.6	4.6
Profit on disposal of property, plant and equipment	(0.0)	(0.0)	(0.0)	—	0.0	(0.0)
Depreciation	(3.7)	(2.6)	(2.3)	(1.6)	(0.5)	(10.7)
Amortisation	(0.0)	(0.1)	(0.0)	(0.0)	(4.8)	(4.9)

Operating profit/(loss)	42.5	15.4	9.8	13.6	(17.0)	64.3
Finance income	0.6	0.2	0.0	0.0	0.3	1.1
Finance expense	—	(0.0)	(0.0)	(0.0)	(34.1)	(34.1)

Profit/(loss) before tax	43.1	15.6	9.8	13.6	(50.8)	31.3
Tax	(8.7)	(4.5)	(0.1)	0.1	—	(13.2)

Profit/(loss) for the period attributable to equity holders of the parent	34.4	11.1	9.7	13.7	(50.8)	18.1

2015	China $m	Europe $m	ME/SEA $m	North America $m	Others $m	Total $m
Adjusted EBITDA	51.6	15.7	23.4	15.1	(14.0)	91.8
Adjustments:
Exceptional items (see note 4a)	(0.1)	(0.6)	(0.0)	(0.3)	(1.7)	(2.7)
Other management exceptional items	—	—	—	—	(1.2)	(1.2)
Exchange gain/(loss)	0.1	1.2	0.4	0.0	(6.3)	(4.6)
Loss on disposal of property, plant and equipment	(0.0)	(0.0)	(0.0)	(0.0)	(0.3)	(0.3)
Depreciation	(5.7)	(2.9)	(4.0)	(1.9)	(0.3)	(14.8)
Amortisation	(0.0)	(0.1)	(0.1)	(0.0)	(6.8)	(7.0)

Operating profit/(loss)	45.9	13.3	19.7	12.9	(30.6)	61.2
Finance income	0.6	0.1	0.1	0.0	0.5	1.3
Finance expense	—	(0.0)	0.0	(0.0)	(14.6)	(14.6)

Profit/(loss) before tax	46.5	13.4	19.8	12.9	(44.7)	47.9
Tax	(8.9)	(3.7)	(0.5)	(0.1)	—	(13.2)

Profit/(loss) for the period attributable to equity holders of the parent	37.6	9.7	19.3	12.8	(44.7)	34.7

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

3    Operating segmental information (Continued)

Segment assets—Geographic

At 28 February 2014	China $m	Europe $m	ME/SEA $m	North America $m	Total $m
Total segment non-current assets	327.2	220.0	59.6	300.8	907.6

At 28 February 2015	China $m	Europe $m	ME/SEA $m	North America $m	Total $m
Total segment non-current assets	339.7	198.3	317.3	296.2	1,151.5

        The entity is domiciled in the Cayman Islands. The total segment non-current assets during the year are $nil (2014: $nil).

Other segment information

Period ended 28 February 2014	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	6.7	4.5	2.1	2.4	0.0	15.7
Goodwill and other intangible assets	—	—	—	—	—	—
Depreciation of tangible assets	3.7	2.6	2.3	1.6	0.5	10.7
Amortisation of intangible assets	0.0	0.1	0.0	0.0	4.8	4.9
Exceptional items (see note 4a)	0.1	0.5	0.2	0.3	1.4	2.5

Period ended 28 February 2015	China $m	Europe $m	ME/SEA $m	North America $m	Other $m	Total $m
Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	7.2	3.2	14.5	2.6	0.9	28.4
Goodwill and other intangible assets	0.1	0.3	177.9	0.0	0.2	178.5
Depreciation of tangible assets	5.7	2.9	4.0	1.9	0.3	14.8
Amortisation of intangible assets	0.0	0.1	0.1	0.0	6.8	7.0
Exceptional items (see note 4a)	0.1	0.6	0.0	0.3	1.7	2.7

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

4    Operating profit

	2014 $m	2015 $m
Operating profit is shown after charging/(crediting):
Exceptional administrative expenses(a)	2.5	2.7
Foreign exchange (gain)/loss	(4.6)	4.6
(Profit)/loss on disposal of fixed assets	(0.0)	0.3
Depreciation	10.7	14.8
Amortisation	4.9	7.0

(a)
Exceptional administrative expense in 2015 mainly relate to costs arising from school acquisitions, pre-opening costs of the new Chicago school and costs of the IPO. The 2014 charge primarily relates to costs arising from school acquisitions.

5    Finance income and expense

Recognised in profit or loss

	2014 $m	2015 $m
Bank interest	1.1	1.3

	2014 $m	2015 $m
10.25% Senior secured notes due 2017	24.8	—
8.50% Senior PIK toggle notes due 2018	7.2	—
Term loan interest due 2021	—	12.4
Bank loans and overdrafts	1.9	0.8
Interest on defined benefit pension plan obligation	0.2	0.2
Discount unwind	—	1.2

Total finance expense	34.1	14.6

Net finance expense	33.0	13.3

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

6    Income tax expense

Recognised in the income statement

	2014 $m	2015 $m
Current tax	14.2	16.8
Deferred tax	(1.0)	(3.6)

Tax recognised in the income statement	13.2	13.2

Profit for the period before tax	31.3	47.9

Effective rate of tax based on profit before tax	42.2%	27.5%

        The Group tax charge recognised in the period is derived from management's best estimate of the tax rate for the full year, as calculated in each tax jurisdiction and therefore may not be representative of the expected annual group effective tax rate.

        The rate represents a blended effective rate which is a mixture of tax payable in some jurisdictions and some non-tax paying jurisdictions. It is also impacted by non-deductible interest and other items payable in jurisdictions where they are not fully tax deductible.

7    Property, plant and equipment

	Land and buildings $m	Fixtures and fittings $m	Computer equipment $m	Motor vehicles $m	Assets under construction $m	Total $m
Cost
Balance at 1 September 2013	83.7	22.7	15.4	1.3	7.6	130.7
Additions	3.5	3.2	2.0	0.2	6.8	15.7
Transfers	2.4	—	—	—	(2.4)	—
Disposals	(0.4)	(0.3)	(0.2)	(0.0)	—	(0.9)
Effect of movements in foreign exchange	3.1	0.7	0.5	0.0	0.4	4.7

Balance at 28 February 2014	92.3	26.3	17.7	1.5	12.4	150.2

Accumulated depreciation and impairment
Balance at 1 September 2013	16.8	8.4	6.6	0.7	—	32.5
Depreciation charge for the period	7.3	2.4	0.9	0.1	—	10.7
Disposals	(0.4)	(0.3)	(0.2)	(0.0)	—	(0.9)
Effect of movements in foreign exchange	0.6	0.3	0.2	0.0	—	1.1

Balance at 28 February 2014	24.3	10.8	7.5	0.8	—	43.4

Net book value
At 1 September 2013	66.9	14.3	8.8	0.6	7.6	98.2

At 28 February 2014	68.0	15.5	10.2	0.7	12.4	106.8

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

7    Property, plant and equipment (Continued)

	Land and buildings $m	Fixtures and fittings $m	Computer equipment $m	Motor vehicles $m	Assets under construction $m	Total $m
Cost
Balance at 1 September 2014	106.8	33.4	22.7	2.1	26.1	191.1
Acquisition through business combinations	1.0	4.8	2.3	0.8	—	8.9
Additions	8.3	4.8	4.6	0.3	1.5	19.5
Transfers	23.5	(1.2)	0.9	0.0	(23.2)	—
Disposals	0.0	(0.1)	(0.7)	(0.2)	—	(1.0)
Revaluation	—	—	—	—	—	—
Effect of movements in foreign exchange	(4.4)	(1.2)	(0.9)	(0.1)	(0.2)	(6.8)

Balance at 28 February 2015	135.2	40.5	28.9	2.9	4.2	211.7

Accumulated depreciation and impairment
Balance at 1 September 2014	26.9	13.0	10.1	1.0	—	51.0
Depreciation charge for the period	7.9	3.1	3.5	0.3	—	14.8
Disposals	—	(0.1)	(0.5)	(0.1)	—	(0.7)
Effect of movements in foreign exchange	(1.2)	(0.6)	(0.4)	(0.2)	—	(2.4)

Balance at 28 February 2015	33.6	15.4	12.7	1.0	—	62.7

Net book value
At 1 September 2014	79.9	20.4	12.6	1.1	26.1	140.1

At 28 February 2015	101.6	25.1	16.2	1.9	4.2	149.0

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

8    Intangible assets

	Goodwill $m	Brand names $m	Customer relations $m	Contracts $m	Curriculum products & Intellectual property $m	Computer software $m	Total $m
Cost
Balance at 1 September 2013	687.2	56.4	71.9	0.6	2.6	2.0	820.7
Additions	—	—	—	—	—	0.0	0.0
Disposals	—	—	—	—	—	(0.0)	(0.0)
Transfer	—	—	—	—	—	0.6	0.6
Effect of movements in foreign exchange	8.0	1.0	1.0	0.0	0.2	(0.0)	10.2

Balance at 28 February 2014	695.2	57.4	72.9	0.6	2.8	2.6	831.5

Accumulated amortisation and impairment
Balance at 1 September 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3
Amortisation for the period	—	0.4	3.7	0.1	0.4	0.3	4.9
Effect of movements in foreign exchange	2.9	—	0.2	0.0	—	(0.0)	3.1

Balance at 28 February 2014	49.6	0.7	12.6	0.6	0.6	1.2	65.3

Net book value
At 1 September 2013	640.5	56.1	63.2	0.1	2.4	1.1	763.4

At 28 February 2014	645.6	56.7	60.3	0.0	2.2	1.4	766.2

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

8    Intangible assets (Continued)

	Goodwill $m	Brand names $m	Customer relations $m	Contracts $m	Curriculum products & Intellectual property $m	Computer software $m	Total $m
Cost
Balance at 1 September 2014	701.6	71.8	92.5	0.6	3.0	2.1	871.6
Acquisition through business combinations	77.0	—	100.5	—	—	0.3	177.8
Additions	—	—	—	—	0.1	0.6	0.7
Disposal	—	—	—	—	—	(1.0)	(1.0)
Transfers	—	—	—	—	—	0.0	0.0
Effect of movements in foreign exchange	(20.5)	(1.8)	(2.1)	0.0	(0.2)	(0.0)	(24.6)

Balance at 28 February 2015	758.1	70.0	190.9	0.6	2.9	2.0	1,024.5

Accumulated amortisation and impairment
Balance at 1 September 2014	49.3	1.1	16.6	0.6	1.2	1.3	70.1
Amortisation for the period	—	0.5	5.7	—	0.5	0.3	7.0
Amortisation on disposal	—	—	—	—	—	(0.9)	(0.9)
Amortisation on transfers	—	—	—	—	—	0.0	0.0
Effect of movements in foreign exchange	(2.8)	0.0	(0.3)	—	(0.1)	0.0	(3.2)

Balance at 28 February 2015	46.5	1.6	22.0	0.6	1.6	0.7	73.0

Net book value
At 1 September 2014	652.3	70.7	75.9	0.0	1.8	0.8	801.5

Balance at 28 February 2015	711.6	68.4	168.9	0.0	1.3	1.3	951.5

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

9    Other interest-bearing loans and borrowings

        This note provides information about the contractual terms of the Group and Company's interest-bearing loans and borrowings, which are measured at amortised cost.

	28 February 2014 $m	31 August 2014 $m	28 February 2015 $m
Current liabilities
Current portion of secured bank loans and bank overdrafts	12.0	20.0	45.0
Current portion of Term loan due 2021	—	3.2	3.3
Current portion of 10.25% Senior secured notes due 2017	20.8	—	—
Working Capital loan	5.2	—	5.1

	38.0	23.2	53.4

Non-current liabilities
Secured bank loans and overdrafts	—	—	—
Current portion of Term loan due 2021		499.2	497.1
10.25% Senior secured notes due 2017	485.4	—	—
8.50% Senior PIK toggle notes due 2018	141.6	—	—

	627.0	499.2	497.1

        All borrowings in the period ended 28 February 2014 are secured by a debenture creating fixed and floating charges over all of the material current and future assets of certain Group entities. In addition to the above, specific registered pledges have been made over bank accounts, assignment of receivables and assignment of insurance.

        All subsequent borrowings are secured by fixed and floating charges over all the current and future assets of certain Group entities. In addition to the above, specific share capital has also been pledged as part of the security arrangement, including the assignment of certain insurances.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

9    Other interest-bearing loans and borrowings (Continued)

Terms and debt repayment schedule

				Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
	Currency	Nominal interest rate	Year of maturity	28 February 2014 $m	28 February 2014 $m	31 August 2014 $m	31 August 2014 $m	28 February 2015 $m	28 February 2015 $m
Working capital facility	RMB	6.60%	2014	5.2	5.2	—	—	—	—
Working capital facility	VND	7.50%	2015	—	—	—	—	5.1	5.1
10.25% Senior secured notes	US $	10.25%	2017	490.0	506.2	—	—	—	—
8.50% Senior PIK toggle notes	US $	8.50%	2018	150.0	142.6	—	—	—	—
Revolving capital facility#	US $		2021	12.0	12.0	20.0	20.0	45.0	45.0
Term loan*	US $		2021	—	—	513.7	502.4	511.1	500.4

				657.2	666.0	533.7	522.4	561.2	550.5

*
The term loan facility bears interest based on applicable margin percentages of 2.5% per annum for base rate loans and 3.5% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

#
Revolving credit facility under the credit agreement will bear interest based on a margin ranging from 2.75% to 3.25% depending on our net-leverage ratio, plus the applicable LIBOR rate.

	28 February 2014 $m	31 August 2014 $m	28 February 2015 $m
The Group borrowings maturity table:
Less than six months	38.0	21.7	51.7
Between six months and one year	—	1.5	1.7
Between one and five years	627.0	13.4	13.4
More than five years	—	485.8	483.7

	665.0	522.4	550.5

10    Retirement benefit obligations

        The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit pension schemes for the Group's employees in the UK and Switzerland.

        The Group operates three defined benefit pension schemes in the UK, three defined benefit pension schemes in Switzerland and one in Thailand. In each case the assets of the scheme are held separately from those of the Group in independently administered funds. The current service costs of the schemes are charged to the income statement so as to spread the cost of pensions over the employees' working lifetimes with the Group. At 31 August 2011, all three UK schemes closed to future accruals and active members became deferred pension members. Whilst the Group will continue to make future employer contributions to the schemes member contributions are no longer made. There have been no significant changes in the Swiss or Thai pension schemes in the period.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

10    Retirement benefit obligations (Continued)

The amounts recognised in the balance sheet were as follows:

	28 February 2014 $m	31 August 2014 $m	28 February 2015 $m
Liability for defined benefit obligations recognised in the balance sheet:
UK	15.6	18.6	18.8
Switzerland	5.8	7.1	7.2
Thailand	0.0	0.1	0.1

	21.4	25.8	26.1

        The Group has reviewed the valuation of its principal defined benefit pension plan and, in light of changes in the key actuarial assumptions, an adjustment, has been incorporated into the Group interim financial statements at 28 February 2015. The actuarial assumption with the most significant impact at 28 February 2015 was caused by the decrease in the high quality corporate bonds yield of 0.5% for the UK schemes.

Expense recognised in the income statement

	28 February 2014 $m	31 August 2014 $m	28 February 2015 $m
Current service cost	—	(1.9)	—
Past service cost	—	0.1	—
Net interest expense	(0.2)	(0.2)	(0.2)

Total	(0.2)	(2.0)	(0.2)

11    Provisions for other liabilities and charges

	Property $m	Other $m	Total $m
Balance at 1 September 2013	—	5.8	5.8
Provisions utilised during the period	—	(1.0)	(1.0)
Provisions made during the period		3.9	3.9

Balance at 28 February 2014	—	8.7	8.7

Non-current	—	5.0	5.0
Current	—	3.7	3.7

	—	8.7	8.7

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

11    Provisions for other liabilities and charges (Continued)

	Property $m	Other $m	Total $m
Balance at 1 September 2014	—	1.7	1.7
Provisions made during the period	—	0.3	0.3

Balance at 28 February 2015	—	2.0	2.0

Non-current	—	1.3	1.3
Current	—	0.7	0.7

	—	2.0	2.0

        Other provisions relate to costs associated with the integration of newly acquired subsidiaries and overseas employees. The overseas employee's provision is likely to be utilised over several years, although the timing of utilisation is uncertain. The remaining balance is classified as current at the year end.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

12    Authorised and issued share capital

Group and Company

Authorised	No.	2014 $m	No.	2015 $m
Ordinary shares of $0.01 each	—	—	2,000,000,000	20.0
Ordinary shares 'A' of $0.016281 each	300,000,000	4.8	—	—
Ordinary shares 'B' of $0.016281 each	841,623	0.0	—	—
Ordinary shares 'C' of $0.016281 each	210,406	0.0	—	—
Ordinary shares 'D' of $0.016281 each	273,527	0.0	—	—
Ordinary shares 'E' of $0.016281 each	3,000,000	0.1	—	—
Ordinary shares 'F' of $0.016281 each	801,653	0.0	—	—
Ordinary shares 'G' of £0.01 each	100,000,000	1.6	—	—
Deferred shares of $0.016281 each	200,000,000	3.3	—	—
Dollar deferred shares of $0.01 each	6,500,000,000	65.0	—	—
Preference shares of $1.00 each	65,246,059	65.2	—	—
New preference shares of $0.01 each	4,475,805	0.1	—	—

At 28 February	7,174,849,073	140.1	2,000,000,000	20.0

Allotted, called up and fully paid	No.	2014 $m	No.	2015 $m
Ordinary shares of $0.01 each	—	—	97,748,887	1.0
Ordinary shares 'A' of $0.016281 each	137,045,844	2.2	—	—
Ordinary shares 'B' of $0.016281 each	841,623	0.0	—	—
Ordinary shares 'C' of $0.016281 each	210,406	0.0	—	—
Ordinary shares 'D' of $0.016281 each	136,763	0.0	—	—
Ordinary shares 'E' of $0.016281 each	2,212,188	0.1	—	—
Ordinary shares 'F' of $0.016281 each	801,653	0.0	—	—
Deferred shares of $0.016281 each	100	0.0	—	—
Dollar deferred shares of $0.01 each	—	0.0	—	—
Preference shares of $1.00 each	65,246,059	65.2	—	—
New preference shares of $0.01 each	2,113,052	0.0	—	—

At 28 February	208,607,688	67.5	97,748,887	1.0

	2014 $m	2015 $m
Shares classed as liabilities	—	—
Shares classified in shareholders' funds	67.5	1.0

At 30 November	67.5	1.0

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

13    Financial risk management

13.1 Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and equity price risk), credit risk and liquidity risk.

        The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual financial statements for the year ended 31 August 2014.

        There have been no changes in any risk management policies since 31 August 2014.

13.2 Fair value of financial assets and liabilities measured at amortised cost.

        In the period ended 28 February 2015 there were no significant changes in the business or economic circumstances that affect the fair value of the Group's financial assets and financial liabilities, and there were no reclassifications of financial assets.

Fair values

        The fair values of all financial assets and financial liabilities by class together with their carrying amounts shown in the balance sheet are as follows:

	Carrying amount February 2014 $m	Fair value February 2014 $m	Carrying amount February 2015 $m	Fair value February 2015 $m
IAS 39 categories of financial instruments
Loans and receivables
Cash and cash equivalents	102.9	102.9	97.3	97.3
Other loans and receivables	47.9	47.9	66.9	66.9

Total financial assets	150.8	150.8	164.2	164.2

Financial liabilities measured at amortised cost
Other interest-bearing loans and borrowings (note 9)	(665.0)	(740.0)	(550.5)	(550.5)
Trade and other payables	(143.4)	(143.4)	(278.1)	(278.1)

Total financial liabilities	(808.4)	(883.4)	(828.6)	(828.6)

Total financial instruments	(657.6)	(732.6)	(664.4)	(664.4)

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

14    Commitments

Capital commitments

	28 February 2014 $m	31 August 2014 $m	28 February 2015 $m
Contracted but not provided for	20.9	3.0	13.6
Authorised but not contracted or provided for	26.4	28.6	26.3

	47.3	31.6	39.9

        All capital commitments relate to tangible assets.

15    Contingencies

        In 2015 all borrowings are secured by fixed and floating charges over all the current and future assets of certain Group activities and by a fixed charge over specified Group bank accounts. In addition, specific registered pledges have been made by certain overseas subsidiaries.

        The Group has provided the following bank guarantees:

        To SCTAI Anglo Iskola KFT for €0.3 million ($0.4 million) in respect of a 30 year lease of school premises in Budapest. The annual payments under this lease are €0.4 million ($0.5 million) and the guarantee expires on 2 February 2016.

        To Abu Dhabi Education Council for AED1.3 million ($0.4 million) which is open ended.

        To Dubai Islamic Bank for AED36.0 million ($9.8 million) in respect of a 13 year lease for school premises in Dubai, the guarantee expires on 15 September 2017.

16    Related party transactions

Controlling entities

        Premier Education Holdings Limited owns 72.2% of the ordinary shares of Nord Anglia Education, Inc., and Baring Private Equity Asia owns 100% of Premier Education Holdings Limited.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

16    Related party transactions (Continued)

Transactions with related parties

        During the year the Group and Company entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at period end with other related parties are as follows:

	Amounts owed by related parties at 2014 ($m)	Amounts owed to related parties at 2014 ($m)	Amounts owed by related parties at 2015 ($m)	Amounts owed to related parties at 2015 ($m)
Entities with significant influence over the Group:
Premier Education Holdings Limited	—	31.4	—	—

	—	31.4	—	—

Other related parties	—	1.0	—	0.8

Name of Company	Holding	Proportion of voting rights and shares held	Nature of business
Subsidiary undertaking:
Nord Anglia Education (UK) Holdings PLC	Ordinary	100%	Holding company

        The Group holds a 50% shareholding in EduAction Waltham Forest Limited through its 100% owned subsidiary Nord Anglia Education Limited. At the balance sheet date the jointly controlled entity was owed an amount of $1.1 million (2014—$1.1 million) by the Group which is included within other creditors due less than one year.

        During the period to 28 February 2015, consistent with 31 August 2014 financial statements, the Swiss schools continue to rent premises from companies which are controlled by a key member of management.

	Balance at 28 February 2014 ($m)	Rental charge for the period ($m)	Balance at 28 February 2015 ($m)	Rental charge for the period ($m)
Leosolis SA	0.0	1.7	nil	1.6
Hunters SA	nil	0.5	nil	0.5
Toumim SA	nil	0.2	nil	0.2
Delphim SA	0.8	—	0.8	—
La Renardières Service SA	nil	0.3	nil	0.3

        There is a rental guarantee made to Delphim SA for CHF1.4 million in respect of a 14 year lease of school premises in Switzerland. The annual payment under this lease are CHF3.1 million ($3.3 million) and the guarantee expires on 31 August 2026.

        In addition to the above, the vendor was also paid a consultancy fee of $0.2 million (2014: $nil) and reimbursement of costs $1.0 million (2014: $1.5 million).

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

16    Related party transactions (Continued)

        Included within other creditors is an amount of $0.8 million (current $0.2 million, non-current $0.6 million) 2014: $1.0 million (current: $0.2 million, non-current: $0.8 million). The $0.8 million is due to the vendor of College Champittet for the earn-out agreement and is to be settled over the next 4 years (2014: $1.0 million to be settled over 5 years).

17    Seasonality

        Premium Schools' results are subject to seasonal fluctuation. As outlined in the accounting policy for revenue recognition, school fee income is recognised over the school terms. Term 1 being September to December, Term 2 being January to March and Term 3 being April to June.

        Within the Learning Services business a number of contracts are performed in close alignment with the academic year of September to June.

18    Events after the balance sheet date

        On 2 March 2015, we formally completed the acquisition of a 90% interest in BIS Vietnam. Under IFRS 10 Consolidated Financial Statements, the Group gained effective control of BIS Vietnam from 1 January 2015 and was consolidated into the Group's results from the same date resulting in a liability being recorded by the company for the purchase price. Details are disclosed in Note 2. In connection with this acquisition, the Group repaid the liability with the proceeds from an additional $150m of incremental loans under our existing secured term loan facility on 2 March 2015.

        On April 24, 2015, we entered into a definitive agreement to acquire a portfolio of six schools from Meritas, LLC, an operator of international schools based in Chicago, and certain affiliates (the "Meritas Schools") for $575 million in cash, subject to certain adjustments. The transaction is scheduled to close in mid-2015, subject to the satisfaction of certain closing conditions.

19    Ultimate parent company

        Nord Anglia Education, Inc. is controlled by its immediate parent company Premier Education Holdings Ltd.

        The ultimate controlling party is Baring Private Equity Asia.

Nord Anglia Education, Inc.
Interim report and financial statements
28 February 2015

Notes to the interim financial statements for the 6 month period ended 28 February 2015 (Continued)

20    Earnings per share

	2014			2015
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit/(loss) ($m)
Continuing operations	18.1		18.1	34.4		34.4
Preference share redemption premium	—		—	—		—

Total profit attributable to equity shareholders	18.1		18.1	34.4		34.4
Weighted average number of shares (millions)	75.9	—	76.6	97.7	—	97.8

Earnings/(loss) per share ($ per share)	0.24	—	0.24	0.35	—	0.35